Exhibit 8.1

The following is a list of the Company’s subsidiaries:

Name of undertaking	Country of registration	Activity	% holding

Lombard Medical Technologies Limited	England and Wales	Investment holding company	100	[1]
Lombard Medical Limited	England and Wales	Medical implants	100	[2]
LionMedical Limited	England and Wales	Investment holding company	100	[2]
PolyBioMed Limited.	England and Wales	Dormant	100	[2]
Lombard Medical (Scotland) Limited	Scotland	Medical fabrics	100	[2]
Lombard Medical Technologies, Inc.	United States	Medical implants	100	[2]
Lombard Medical Technologies GmbH	Germany	Medical implants	100	[2]

[1]	Direct subsidiary of Lombard Medical, Inc.
[2]	Indirect subsidiary of Lombard Medical, Inc.